Exhibit 4.1

DESCRIPTION OF ACCENTURE PLC’S SECURITIES
The following description is a summary. This summary is not complete and is subject to the complete text of Accenture plc’s memorandum and articles of association.
Capital Structure
Authorized Share Capital. The authorized share capital of Accenture plc is €40,000 and US$517,500, divided into 40,000 ordinary shares with a nominal value of €1 per share (issued in order to satisfy statutory requirements for all Irish public limited companies commencing operations); 20,000,000,000 Class A ordinary shares with a nominal value of US$0.0000225 per share; 1,000,000,000 Class X ordinary shares with a nominal value of US$0.0000225 per share; and 2,000,000,000 undesignated shares with a nominal value of US$0.0000225 per share.
Accenture plc has the authority to issue authorized but unissued Class A ordinary shares, Class X ordinary shares or undesignated shares, subject to the maximum authorized share capital contained in its memorandum and articles of association. The undesignated shares may be designated and issued as preferred shares, without further vote or action by Accenture plc’s shareholders up to the maximum number authorized.
The authorized share capital may be increased or reduced by way of an ordinary resolution of Accenture plc’s shareholders. The shares comprising the authorized share capital of Accenture plc may be divided into shares of such nominal value as the resolution shall prescribe.
As a matter of Irish law, the directors of a company may issue authorized but unissued new ordinary or preferred shares without shareholder approval once authorized to do so by the company’s articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. An ordinary resolution requires over 50% of the votes of a company’s shareholders cast at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the company’s shareholders by an ordinary resolution. Historically, Accenture plc’s shareholders have authorized the Accenture plc Board of Directors to issue up to 33% of Accenture plc’s issued share capital for a period of 18 months. The Accenture plc Board of Directors is currently authorized to issue up to 33% of Accenture plc’s issued share capital and Accenture plc expects to propose the renewal of this authorization on a regular basis at its annual general meetings in subsequent years, which is currently the customary practice in Ireland.
The rights and restrictions to which the ordinary shares are subject are prescribed in Accenture plc’s articles of association. Accenture plc’s articles of association entitle its Board of Directors, without shareholder approval, to determine the terms of the undesignated shares issued by Accenture plc. The Board of Directors of Accenture plc is authorized, without obtaining any vote or consent of the holders of any class or series of shares unless expressly provided by the terms of that class or series of shares, to provide from time to time for the issuance of other classes or series of preferred shares through the issue of the authorized but unissued undesignated shares and to establish the characteristics of each class or series, including the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, redemption, repurchase or exchange rights and any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law.
Irish law does not recognize fractional shares held of record; accordingly, Accenture plc’s articles of association do not provide for the issuance of fractional Accenture plc shares, and the official Irish register of Accenture plc will not reflect any fractional shares. Whenever an alteration or reorganization of the share capital of Accenture plc would result in any Accenture plc shareholder becoming entitled to fractions of a share, Accenture plc’s Board of Directors may, on behalf of those shareholders that would become entitled to fractions of a share, arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion among the shareholders who would have been entitled to the fractions.
Under Irish law and the memorandum and articles of association of Accenture plc, there are no limitations on the right of non-residents of Ireland or owners who are not citizens of Ireland to hold or vote shares of Accenture plc.
Pre-emption Rights, Share Warrants and Share Options
Certain statutory pre-emption rights apply automatically in favor of Accenture plc shareholders where shares in Accenture plc are to be issued for cash. However, Irish law permits companies to opt-out of the statutory pre-emption rights for a period of up to five years if authorized by shareholders by a special resolution. A special resolution requires not less than 75% of the votes of Accenture plc shareholders cast at a general meeting. Historically, Accenture plc’s shareholders have authorized the Accenture plc Board of Directors to issue up to 5% of Accenture plc’s issued share capital for which no pre-emption rights would apply for a period of 18 months. The Accenture plc Board of Directors is currently authorized to issue up to 5% of Accenture plc’s issued share capital for which no pre-emption rights would apply and Accenture plc expects to propose the renewal of this authorization on a regular basis at its annual general meetings in subsequent years, which is currently the customary practice in Ireland for companies that elect to opt-out of the statutory pre-emption rights. If the opt-out of the statutory pre-emption right is not renewed, shares issued for cash must be offered to pre-existing shareholders of Accenture plc pro rata to their existing shareholding before the shares can be issued. The statutory pre-emption rights do not apply where shares are issued for non-cash consideration and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution).
The articles of association of Accenture plc provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which Accenture plc is subject, the Board of Directors of Accenture plc is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as Accenture plc’s Board of Directors deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as Accenture plc’s Board of Directors may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Irish Companies Act 2014 provides that directors may issue share warrants or options without shareholder approval once authorized to do so by the articles of association or an ordinary resolution of shareholders. The Board of Directors of Accenture plc may issue shares upon exercise of warrants or options without shareholder approval or authorization.
Accenture plc is also subject to the rules of the New York Stock Exchange (the “NYSE”) that require shareholder approval of certain share issuances.
Dividends
Under Irish law, dividends and distributions may only be made from profits available for distribution. Profits available for distribution, broadly, means the accumulated realized profits of Accenture plc less accumulated realized losses and includes reserves created by way of capital reduction (i.e., by cancelling amounts standing to the credit of undistributable reserves of a company and crediting that amount to the profit and loss account of the company to be treated as realized profits available for distribution) of Accenture plc. In addition, no distribution or dividend may be made unless the net assets of Accenture plc are equal to, or in excess of, the aggregate of Accenture plc’s called up share capital plus undistributable reserves and the distribution does not reduce Accenture plc’s net assets below such aggregate. Undistributable reserves include the undenominated capital and the amount by which Accenture plc’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed Accenture plc’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.
The determination as to whether or not Accenture plc has sufficient profits available for distribution to fund a dividend must be made by reference to “relevant financial statements” of Accenture plc. The “relevant financial statements” will be either the last set of unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with the Irish Companies Act 2014, which give a “true and fair view” of Accenture plc’s unconsolidated financial position and accord with accepted accounting practice. The relevant financial statements must be filed in the Companies Registration Office, the official public registry for companies in Ireland.
The mechanism as to who declares a dividend and when a dividend shall become payable is governed by the articles of association of Accenture plc. Accenture plc’s articles of association authorize the directors to declare such dividends as appear justified by the profits of Accenture plc without the approval of the shareholders at a general meeting. The Board of Directors of Accenture plc may also recommend a dividend to be approved and declared by the shareholders at a general meeting. Although the shareholders may direct that the payment be made by distribution of assets, shares or cash, no dividend issued may exceed the amount recommended by the directors. The dividends can be declared and paid in the form of cash or non-cash assets and may be paid in U.S. dollars or any other currency. All holders of Class A ordinary shares of Accenture plc will participate pro rata in respect of any dividend which may be declared in respect of Class A ordinary shares by Accenture plc, subject to any preferred dividend rights of any preferred shares that may be outstanding from time to time.
The directors of Accenture plc may deduct from any dividend payable to any shareholder all sums of money (if any) payable by such shareholder to Accenture plc in relation to the Accenture plc ordinary shares.
The directors of Accenture plc are also entitled to issue shares with preferred rights to participate in dividends declared by Accenture plc in one or more series and to fix the rights, preferences, privileges and restrictions attaching to those shares, including dividend rights, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the numbers of shares constituting any series and the designation of any series, without further vote or action by the shareholders. The holders of such preferred shares may, depending on their terms, be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.
Any series of preferred shares could, as determined by Accenture plc’s Board of Directors at the time of issuance, rank senior to the Accenture plc ordinary shares with respect to dividends, voting rights, redemption and/or liquidation rights. These preferred shares are of the type commonly known as “blank-check” preferred stock.
Holders of Accenture plc Class X ordinary shares are not entitled to receive dividends and are not entitled to any payment out of the surplus assets of Accenture plc upon a winding-up of Accenture plc.
Share Repurchases, Redemptions and Conversions
Overview
Article 5(b)(iv) of Accenture plc’s articles of association provides that any Class A ordinary share which Accenture plc has acquired or agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish law purposes, the repurchase of Class A ordinary shares by Accenture plc will technically be effected as a redemption of those shares as described below under “—Repurchases and Redemptions by Accenture plc.” If the articles of association of Accenture plc did not contain Article 5(b)(iv), repurchases by Accenture plc would be subject to many of the same rules that apply to purchases of Accenture plc shares by subsidiaries described below under “—Purchases by Subsidiaries of Accenture plc,” including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognized stock exchange.” Article 5(c)(iv) of Accenture plc’s articles of association provides that Accenture plc may, at its option, redeem at any time any of Accenture plc’s Class X ordinary shares subject to the requirements of the Irish Companies Act 2014. Except where otherwise noted, references herein to repurchasing or buying back Accenture plc Class A or Class X ordinary shares refer to the redemption of Class A ordinary shares by Accenture plc pursuant to Article 5(b)(iv) of the articles of association, the redemption of Class X ordinary shares by Accenture plc pursuant to Article 5(c)(iv) of the articles of association or the purchase of Accenture plc ordinary shares by a subsidiary of Accenture plc, in each case in accordance with the Accenture plc articles of association and Irish law as described below.
Repurchases and Redemptions by Accenture plc
Under Irish law, a company can issue redeemable shares and redeem them out of profits available for distribution (which is described above under “Dividends”) or the proceeds of a new issue of shares for that purpose. Irish law also provides that Accenture plc cannot redeem any of its shares if as a result of such redemption, the nominal value of its issued share capital which is not redeemable would be less than 10% of the nominal value of its total issued share capital. Redeemable shares may, upon redemption, be cancelled or held in treasury. Shareholder approval is not required to redeem Accenture plc shares.
The Board of Directors of Accenture plc is also entitled to issue preferred shares, which may be redeemed at the option of either Accenture plc or the shareholder, depending on the terms of such preferred shares.
Repurchased and redeemed Class A ordinary shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by Accenture plc at any time must not exceed 10% of the nominal value of the issued share capital of Accenture plc. While Accenture plc holds shares as treasury shares, it cannot exercise any voting rights in respect of those shares. Treasury shares may be cancelled by Accenture plc or re-issued subject to certain conditions.
Purchases by Subsidiaries of Accenture plc
Under Irish law, it may be permissible for an Irish or non-Irish subsidiary to purchase Accenture plc shares either on-market or off-market. A general authority of the shareholders of Accenture plc is required to allow a subsidiary of Accenture plc to make on-market purchases of Accenture plc shares; however, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of Accenture plc shares is required. Accenture plc’s authority was last renewed by shareholders at the annual general meeting in 2016 for a period of 18 months, which authority expired in 2017. Accenture plc has not renewed this authority and does not currently intend to renew this authority at any subsequent shareholder meetings. In order for a subsidiary of Accenture plc to make an on-market purchase of Accenture plc’s shares, such shares must be purchased on a “recognized stock exchange.” The NYSE, on which the Accenture plc Class A ordinary shares are listed, is a recognized stock exchange.
For an off-market purchase by a subsidiary of Accenture plc, the proposed purchase contract must be authorized by special resolution of the shareholders of Accenture plc before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution, and, from the date of the notice of the general meeting at which the special resolution will be proposed to shareholders, the purchase contract must be made available for inspection by shareholders at the registered office of Accenture plc.
The number of shares held by the subsidiaries of Accenture plc at any time will count as treasury shares for the purposes of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of Accenture plc. While a subsidiary holds Accenture plc shares, it cannot exercise any voting rights in respect of those shares. The acquisition of the Accenture plc shares by a subsidiary must be funded out of profits of the subsidiary that are available for distribution.
Existing Share Repurchase Program
Because repurchases of Accenture plc Class A ordinary shares by Accenture plc will technically be effected as a redemption of those shares pursuant to Article 5(b)(iv) of the articles of association, separate shareholder approval for such repurchases will not be required.
Conversion
Class A ordinary shares of Accenture plc are not convertible.
Liens on Shares, Calls on Shares and Forfeiture of Shares
Accenture plc’s articles of association provide that Accenture plc will have a first and paramount lien on every share for all moneys payable, whether presently due or not, in respect of all of Accenture plc’s issued shares. Subject to the terms of the share allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the articles of association of an Irish public limited company such as Accenture plc and will only be applicable to shares of Accenture plc that have not been fully paid up.
Accenture plc’s articles of association further provide that Accenture plc will have a lien on payments to be made in respect of a share where Accenture plc has a withholding tax or stamp duty obligation in respect of such share.
Bonus Shares
Under Accenture plc’s articles of association, the Board of Directors of Accenture plc may resolve to capitalize any amount credited to any reserve, undenominated capital or profits of Accenture plc available for distribution for issuance and distribution to shareholders as fully paid bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.
Consolidation and Division; Subdivision
Under its articles of association, Accenture plc may by ordinary resolution of its Class A and Class X ordinary shareholders, voting as a single class, consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares or subdivide its shares into smaller amounts than is fixed by its articles of association.
Reduction of Share Capital
Accenture plc may, by ordinary resolution of its Class A and Class X ordinary shareholders, voting as a single class, reduce its authorized share capital. Accenture plc also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital.
Meetings of Shareholders
Accenture plc is required to hold an annual general meeting in each calendar year within 15 months of its previous annual general meeting and no more than nine months after Accenture plc’s fiscal year-end. An annual general meeting may be held outside Ireland if Accenture plc makes all necessary arrangements to ensure that shareholders can participate in any such meeting by technological means without leaving Ireland. At any annual general meeting, only such business shall be conducted as shall have been brought before the meeting (a) by or at the direction of Accenture plc’s Board of Directors or (b) by any shareholder entitled to vote at such meeting who complies with the procedures set forth in the articles of association.
Extraordinary general meetings of Accenture plc may be convened by (a) Accenture plc’s Board of Directors, (b) on requisition of the shareholders holding not less than 10% of the paid up share capital of Accenture plc carrying voting rights, (c) on requisition of Accenture plc’s auditors or (d) in certain limited circumstances, by the High Court of Ireland. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions of Accenture plc as may be required from time to time. At any extraordinary general meeting, only such business shall be conducted as is set forth in the notice thereof.
Notice of a general meeting must be given to all shareholders of Accenture plc and to the auditors of Accenture plc. The minimum notice periods under Irish law are 21 days’ notice in writing for an annual general meeting or an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting. Accenture plc’s articles of association provide a minimum notice period of 30 days for an annual general meeting or an extraordinary general meeting to approve a special resolution. Accenture plc’s articles of association provide for a minimum notice period of 14 days’ notice for all other extraordinary general meetings reflecting the requirements of Irish law.
In the case of an extraordinary general meeting convened by shareholders of Accenture plc, the proposed purpose of the meeting must be set out in the requisition notice. The requisition notice can contain any resolution. Upon receipt of this requisition notice, the Board of Directors of Accenture plc has 21 calendar days to convene a meeting of Accenture plc’s shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If Accenture plc’s Board of Directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice.
The only matters which must, as a matter of Irish law, be transacted at an annual general meeting are the consideration of the statutory financial statements and reports of the directors and auditors; the review by the shareholders of the company’s affairs; the appointment of auditors; and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an auditor at an annual general meeting, the previous auditor will be deemed to have continued in office.
If the directors become aware that the net assets of Accenture plc are half or less of the amount of Accenture plc’s share capital, the directors of Accenture plc must convene an extraordinary general meeting of Accenture plc’s shareholders not later than 28 days from the date that they learn of this fact. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.
Directors
Directors are elected by the affirmative vote of a majority of the votes cast by shareholders in uncontested elections and by the affirmative vote of a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors in contested elections (a meeting where the number of director nominees exceeds the number of directors to be elected) (see “Voting” below). In uncontested elections, any nominee for director who receives a majority of the votes cast is elected to the Accenture plc Board of Directors. In contested elections, the nominees receiving the most votes for the available seats are elected to the Accenture plc Board of Directors.

Holders of Class A and Class X ordinary shares are entitled to one vote per each such share at all meetings at which directors are elected. Shareholders do not have cumulative voting rights. Accordingly, the holders of a majority of the voting rights attaching to the Accenture plc Class A and Class X ordinary shares will, as a practical matter, be entitled to control the election of all directors.
The Irish Companies Act 2014 provides for a minimum of two directors. Accenture plc’s articles of association provide for a minimum of eight directors and a maximum of 15. The Board of Directors of Accenture plc has sole authority to determine its size. If at any time the number of directors falls below the minimum provided for in Accenture plc’s articles of association, the remaining directors may act only for the purposes of appointing additional directors to satisfy the requirements of the articles of association with respect to the minimum number of directors. All directors of Accenture plc are elected annually.
Under the Irish Companies Act 2014 and notwithstanding anything contained in Accenture plc’s memorandum and articles of association or in any agreement between Accenture plc and a director, the shareholders of Accenture plc may, by an ordinary resolution, remove a director from office before the expiration of his or her term, at a meeting held on no less than 28 calendar days’ notice and at which the director is entitled to be heard. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) that the director may have against Accenture plc in respect of his or her removal.
In addition, Accenture plc’s articles of association provide that the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term. Additionally, Accenture plc’s articles of association provide that a director may be removed with or without cause at the request of not less than 75% of the other directors.
Director Nominations by Shareholders
Accenture plc’s articles of association contain advance notice requirements for shareholders to make director nominations at annual general meetings. Under Accenture plc’s articles of association, a shareholder must deliver to Accenture plc’s secretary a notice executed by a shareholder (not being the person to be proposed) not less than 120 nor more than 150 days before the first anniversary of the date of Accenture plc’s definitive proxy statement released to shareholders in connection with the prior year’s annual general meeting; provided, however, that if the annual general meeting is convened more than 30 days prior to or delayed by more than 70 days after the first anniversary of the preceding year’s annual general meeting, or if no annual general meeting was held in the preceding year, the notice must be so received not earlier than 120 days prior to such annual general meeting and not later than the close of business on the later of (x) the 90th day prior to such annual general meeting or (y) the 10th day following the day on which a public announcement of the date of the annual general meeting is first made.
The notice must contain (a) the name, age, business address and residence address of the person proposed to be nominated for election as a director, (b) the principal occupation or employment of such person, (c) the class, series and number of Accenture plc’s shares which are beneficially owned by such person, (d) information which would, if he or she were so appointed, be required to be included in Accenture plc’s register of directors and secretary, (e) all other information relating to such person that is required to be disclosed in solicitations for proxies for the election of directors pursuant to the proxy rules of the Securities and Exchange Commission (the “SEC”), together with notice executed by such person of his or her willingness to serve as a director if so elected, (f) such person’s written consent to serve as a director if elected, (g) a written representation and agreement that such person is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person as to how such person, if elected as a director, will act or vote on any issue or question, (h) such other information that Accenture plc may reasonably require, including but not limited to a written representation and agreement to comply with Accenture plc’s codes, policies and guidelines or any rules, regulations and listing standards, in each case as applicable to directors and (i) information or agreements necessary to determine such person’s eligibility to serve as a director and determine such person’s independence under the SEC’s regulations and the NYSE’s regulations.
In addition, the notice must contain information regarding the shareholder proposing the nominee and any beneficial owners on whose behalf the shareholder is acting (including the proposed nominee (collectively, the “proposing parties”)), including (a) the proposing parties’ names and addresses, (b) the class, series and number of Accenture plc’s shares which are owned, beneficially and of record, by the proposing parties and any derivative instruments, profit sharing interests, short interests or dividend rights that are separated or separable from the underlying shares held in respect of Accenture plc’s shares by the proposing parties, (c) any proxy, contract, arrangement, understanding, or relationship pursuant to which any proposing party is a party and has a right to vote any shares of any security of Accenture plc, (d) any fee arrangements with respect to the election of their nominee or value of Accenture plc’s shares or derivative instruments, (e) any personal or other direct or indirect material interest of any proposing person in the nomination to be submitted, (f) any proportionate interest in shares of Accenture plc or derivative instruments held by a general or limited partnership in which any proposing party is a general partner or beneficially owns an interest in a general partner, (g) any other information required to be disclosed in any proxy statement or other filings to be made in connection with the election of the nominee, (h) all other information relating to each proposing person and the nomination which may be required to be disclosed under the Irish Companies Act 2014 or applicable listing standards of the NYSE and (i) representations that the proposing party is a shareholder of record at the time the notice is given and information on such party’s ability to solicit proxies from shareholders in support of the proposing party’s nomination.
Accenture plc’s articles of association contain “proxy access” provisions which give an eligible shareholder (or group of up to 20 such shareholders) that has owned 3% or more of the voting power entitled to vote generally in the election of directors continuously for at least three years, the right to nominate up to the greater of two nominees and 20% of the number directors to be elected at the applicable annual general meeting and to have those nominees included in Accenture plc’s proxy materials, subject to the other terms and conditions of Accenture plc’s articles of association.
Voting
All votes at a general meeting of Accenture plc shareholders are decided by way of poll. Every shareholder shall, on a poll, have one vote for each Class A or Class X ordinary share that he or she holds as of the record date for the meeting (and, except as otherwise provided by the Irish Companies Act 2014 or Accenture plc’s memorandum and articles of association, the holders of Class A and Class X ordinary shares shall vote as a single class). For so long as the ordinary shares with a nominal value of €1 per share are held by Accenture plc as treasury shares (which is currently the case), they will not, as a matter of Irish law, carry any voting rights. Voting rights on a poll may be exercised by shareholders registered in Accenture plc’s share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. All proxies must be appointed in the manner prescribed by Accenture plc’s articles of association. The articles of association of Accenture plc permit the appointment of proxies by the shareholders to be notified to Accenture plc electronically.
Except where a greater majority is required by Irish law or Accenture plc’s memorandum and articles of association or where a plurality is required in the case of a contested election of directors, any question proposed for consideration at any general meeting of Accenture plc or of any class of shareholders shall be decided by a simple majority of the votes cast by shareholders entitled to vote at such meeting. In contested elections, the nominees receiving the most votes for the available seats are elected to the Accenture plc Board of Directors.
In accordance with the articles of association of Accenture plc, the directors of Accenture plc may from time to time cause Accenture plc to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares).
Treasury shares and shares of Accenture plc held by subsidiaries of Accenture plc are not entitled to vote at general meetings of shareholders.
Irish law requires “special resolutions” of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes cast of Accenture plc’s shareholders at a general meeting. This may be contrasted with “ordinary resolutions,” which require a simple majority of the votes of Accenture plc’s shareholders cast at a general meeting. Examples of matters requiring special resolutions include:

•	Amending the objects of Accenture plc;

•	Amending the articles of association of Accenture plc;

•	Approving the change of name of Accenture plc;

•	Authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;

•	Opting out of pre-emption rights on the issuance of shares;

•	Re-registration of Accenture plc from a public limited company as a private company;

•	Purchase of own shares off-market;

•	Reduction of share capital;

•	Resolving that Accenture plc be wound-up by the Irish courts;

•	Resolving in favor of a shareholders’ voluntary winding-up;

•	Re-designation of shares into different share classes;

•	Setting the re-issue price of treasury shares; and

•	Mergers with companies incorporated in the European Union.
In addition, under the Irish Companies Act 2014, schemes of arrangement with one or more classes of shareholders require a court order from the Irish High Court and the approval of: (a) not less than 75% by value of the voting shareholders of each class of shares participating in the scheme of arrangement; and (b) more than 50% in number of the voting shareholders of each class of shares participating in the scheme of arrangement, at a meeting called to approve the scheme.
Neither Irish law nor any constitutional document of Accenture plc places limitations on the right of non-residents of Ireland or owners who are not citizens of Ireland to vote Class A ordinary shares or Class X ordinary shares of Accenture plc.
Shareholder Action by Written Consent
Subject to certain exceptions, the Irish Companies Act 2014 provides that shareholders may approve a resolution without a meeting if (1) all shareholders sign the written resolution and (2) the company’s articles of association permit written resolutions of shareholders. Accenture plc’s articles of association provide shareholders with the right to take action by written consent.
Variation of Rights Attaching to a Class or Series of Shares
Variation of all or any special rights attached to any class of Accenture plc shares is addressed in the articles of association of Accenture plc as well as the Irish Companies Act 2014. Any variation by Accenture plc of class rights attaching to the issued Accenture plc shares must also be approved by a special resolution of the shareholders of the class affected or by the written consent of the holders of not less than 75% of the shareholders of the class affected.
Amendment of Governing Documents
Irish companies may only alter their memorandum and articles of association by the passing of a special resolution of shareholders. In addition, paragraph 6 of the memorandum of association of Accenture plc provides that any amendment to that paragraph and to the provisions of Accenture plc’s articles of association relating to mergers; any sale, lease or exchange by Accenture plc of all or substantially all of its property or assets; and the appointment and removal of directors, which are not approved by a resolution passed by a majority of the directors then in office and eligible to vote on that resolution, must be approved by shareholders holding not less than 80% of Accenture plc’s issued and outstanding voting shares.
Quorum for General Meetings
The presence of three shareholders, in person or by proxy (whether or not such shareholders actually exercise their voting rights in whole, in part or at all at the meeting) and having the right to attend and vote at the meeting, and of the holders of more than 50% of the outstanding Accenture plc shares carrying voting rights constitutes a quorum for the conduct of business (provided that, if Accenture plc has only one shareholder, one shareholder present in person or by proxy will constitute a quorum). No business may take place at a general meeting of Accenture plc if a quorum is not present in person or by proxy. Accenture plc’s Board of Directors has no authority to waive quorum requirements stipulated in the articles of association of Accenture plc. Abstentions and broker “non-votes” will be counted as present for purposes of determining whether there is a quorum in respect of the proposals. A broker “non-vote” occurs when a nominee (such as a broker) holding shares for a beneficial owner abstains from voting on a particular proposal because the nominee does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner on how to vote those shares.
Inspection of Books and Records
Under Irish law, shareholders have the right to: (a) receive a copy of the memorandum and articles of association of Accenture plc; (b) inspect and obtain copies of the minutes of general meetings and resolutions of Accenture plc; (c) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by Accenture plc; (d) receive copies of statutory financial statements and the directors’ and auditors’ reports that have previously been sent to shareholders prior to an annual general meeting; and (e) receive balance sheets of a subsidiary company of Accenture plc that have previously been sent to shareholders prior to an annual general meeting for the preceding 10 years. The auditors of Accenture plc will also have the right to inspect all accounting records of Accenture plc. The auditors’ report must be circulated to the shareholders with Accenture plc’s financial statements prepared in accordance with Irish law at least 21 clear days before the annual general meeting and laid before the shareholders at Accenture plc’s annual general meeting.
Accenture plc’s Board of Directors has adopted a resolution providing that its shareholders have the right to inspect, at a principal place of business in the United States, copies of certain of Accenture plc’s books and records, including shareholder names, addresses, and shareholdings in accordance with the terms set forth in the Model Business Corporation Act, as that act may be amended from time to time. If the Model Business Corporation Act does not provide access to the shareholder names, addresses and shareholdings, these books and records will be made available for inspection by Accenture plc’s shareholders for purposes properly related to their status as shareholders.
Acquisitions
There are a number of mechanisms for the acquisition of an Irish public limited company, including:

(a)
through a court-approved scheme of arrangement under the Irish Companies Act 2014. A scheme of arrangement with one or more classes of shareholders requires a court order from the Irish High Court and the approval of: (i) not less than 75% by value of the voting shareholders of each class of shares participating in the scheme of arrangement; and (ii) more than 50% in number of the voting shareholders of each class of shares participating in the scheme of arrangement, at a meeting called to approve the scheme;

(b)
through a tender offer by a third party for all of the Accenture plc shares. Where the holders of 80% or more of a class of Accenture plc’s shares have accepted an offer for their shares in Accenture plc, the remaining shareholders in that class may be statutorily required to also transfer their shares. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders in that class also have a statutory right to require the bidder to acquire their shares on the same terms. If Accenture plc shares were listed on the Irish Stock Exchange or another regulated stock exchange in the EU, this threshold would be increased to 90%; and

(c)
through a merger with an Irish incorporated company under the Irish Companies Act 2014 or an EU-incorporated company under Council Directive No. 2005/56/EC of the European Parliament and of the Council of 26 October 2005. Such mergers must be approved by a special resolution.

Under Irish law, there is no requirement for a company’s shareholders to approve a sale, lease or exchange of all or substantially all of a company’s property and assets. However, article 81 of Accenture plc’s articles of association provides that any sale, lease or exchange by Accenture plc (in the case of clause (b), other than with or to a subsidiary or affiliate) of all or substantially all of its property or assets requires the approval of (a) the Board of Directors of Accenture plc by a resolution passed with the approval of a majority of those directors then in office and eligible to vote on that resolution and (b) an ordinary resolution of shareholders, in addition to any other resolution or sanction required by applicable law.
Appraisal Rights
Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008, as amended, of Ireland, governing the merger of an Irish company limited by shares such as Accenture plc and a company incorporated in the European Economic Area, which includes all member states of the European Union, Norway, Iceland and Liechtenstein, and where the other company is the surviving entity, a shareholder (a) of the non-surviving company who voted against the special resolution approving the transaction or (b) of a company in which 90% of the shares are held by the other party to the transaction, has the right to submit a request that the company acquire its shares for cash at a price determined in accordance with the share exchange ratio set out in the acquisition agreement.

Under the Irish Companies Act 2014, which governs the merger of Irish companies, (1) any shareholder of any of the merging companies (other than the successor company) who voted against the special resolution approving the merger, or (2) where the successor company held 90% or more of the voting shares in the transferor company but not all, any shareholder of the transferor company (other than the successor company), regardless of how they voted, may, not later than 15 calendar days after the shareholder meeting of the relevant merging company at which the merger was approved, request in writing that the successor company acquire his, her or its shares for cash.
Disclosure of Interests in Shares
Under the Irish Companies Act 2014, there is a notification requirement for shareholders who acquire or cease to be interested in 3% of any class of voting shares of an Irish public limited company. A shareholder of Accenture plc must therefore make such a notification to Accenture plc if as a result of a transaction the shareholder will be interested in 3% or more of the Accenture plc Class A ordinary shares or 3% or more of the Accenture plc Class X ordinary shares; or if as a result of a transaction, a shareholder who was interested in 3% or more of the relevant class of Accenture plc shares ceases to be so interested. Where a shareholder is interested in 3% or more of the Accenture plc Class A ordinary shares or 3% or more of the Accenture plc Class X ordinary shares, any alteration of his, her or its interest that brings his, her or its total holding through the nearest whole percentage number, whether an increase or a reduction, must be notified to Accenture plc.
The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of the relevant class of share capital. Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures should be notified to Accenture plc within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the requirement to notify. Where a person fails to comply with the notification requirements described above, no right or interest of any kind whatsoever in respect of any shares in Accenture plc concerned, held by such person, shall be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the court to have the rights attaching to the shares concerned reinstated.
In addition to the above disclosure requirement, Accenture plc, under the Irish Companies Act 2014, may by notice in writing require a person whom Accenture plc knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in Accenture plc’s relevant share capital to: (a) indicate whether or not it is the case; and (b) where such person holds or has during that time held an interest in the Accenture plc shares, to give such further information as may be required by Accenture plc, including particulars of such person’s own past or present interests in Accenture plc shares. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.
Where such a notice is served by Accenture plc on a person who is or was interested in Accenture plc shares and that person fails to give Accenture plc any information required within the reasonable time specified, Accenture plc may apply to court for an order directing that the affected shares be subject to certain restrictions. Under the Irish Companies Act 2014, the restrictions that may be placed on the shares by the court are as follows:

(a)	any transfer of those shares, or in the case of unissued shares, any transfer of the right to be issued with shares and any issue of shares, shall be void;

(b)	no voting rights shall be exercisable in respect of those shares;

(c)	no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

(d)	no payment shall be made of any sums due from Accenture plc on those shares, whether in respect of capital or otherwise.
Where shares in Accenture plc are subject to these restrictions, the Irish High Court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions.
Anti-Takeover Provisions
Accenture plc’s articles of association provide that any merger of Accenture plc and another company (in the case of clause (b), other than a subsidiary or affiliate) requires the approval of (a) the Board of Directors of Accenture plc by a resolution passed with the approval of a majority of those directors then in office and eligible to vote on that resolution and (b) an ordinary resolution of shareholders, in addition to any other resolution or sanction required by applicable law, such as the European Communities (Cross-Border Mergers) Regulations 2008, as amended, of Ireland, described above.
Irish Takeover Rules and Substantial Acquisition Rules
A transaction by virtue of which a third party is seeking to acquire 30% or more of the voting rights of Accenture plc will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules 2013 made thereunder and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules 2013 and certain important aspects of the Irish Takeover Rules 2013 are described below.
General Principles
The Irish Takeover Rules 2013 are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

•
in the event of an offer, all classes of shareholders of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

•	the holders of securities in the target company must have sufficient time and information to allow them to make an informed decision regarding the offer;

•
the board of a company must act in the interests of the company as a whole. If the board of the target company advises the holders of securities in regards to the offer it must advise on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;

•	false markets in the securities of the target company or any other company concerned by the offer must not be created;

•	a bidder can only announce an offer after ensuring that he or she can fulfill in full the consideration offered;

•
a target company may not be hindered longer than is reasonable by an offer for its securities. This is a recognition that an offer will disrupt the day-to-day running of a target company particularly if the offer is hostile and the board of the target company must divert its attention to resist the offer; and

•
a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) will only be allowed to take place at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Offer
If an acquisition of shares were to increase the aggregate holding of an acquirer and its concert parties to shares carrying 30% or more of the voting rights in Accenture plc, the acquirer and, depending on the circumstances, its concert parties would be mandatorily required (except with the consent of the Irish Takeover Panel) to make a cash offer for the remaining outstanding shares at a price not less than the highest price paid for the shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of shares by a person holding (together with its concert parties) shares carrying between 30% and 50% of the voting rights in Accenture plc if the effect of such acquisition were to increase the percentage of the voting rights held by that person (together with its concert parties) by 0.05% within a 12 month period. A single holder (that is, a holder excluding any parties acting in concert with the holder) holding more than 50% of the voting rights of a company is not subject to this rule.
Voluntary Offer; Requirements to Make a Cash Offer and Minimum Price Requirements
A voluntary offer is an offer that is not a mandatory offer. If a bidder or any of its concert parties acquires Accenture plc shares of the same class as the shares that are the subject of the voluntary offer within the period of three months prior to the commencement of the offer period, the offer price must be not less than the highest price paid for Accenture plc shares of that class by the bidder or its concert parties during that period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, having regard to the General Principles, believes it is appropriate to do so.
If the bidder or any of its concert parties has acquired Accenture plc shares of the same class as the shares that are the subject of the voluntary offer (a) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of the total shares the subject of the voluntary offer or (b) at any time after the commencement of the offer period, the offer shall be in cash (or accompanied by a full cash alternative) and the price per share shall be not less than the highest price paid by the bidder or its concert parties for shares (of the class of shares the subject of the voluntary offer) during, in the case of (a), the period of 12 months prior to the commencement of the offer period and, in the case of (b), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total shares of the class of shares the subject of the offer in the 12 month period prior to the commencement of the offer period if the Panel, having regard to the General Principles, considers it just and proper to do so.
An offer period will generally commence from the date of the first announcement of the offer or proposed offer.
Substantial Acquisition Rules
The Irish Takeover Rules 2013 also contain rules governing substantial acquisitions of shares that restrict the speed at which a shareholder may increase his, her or its holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of Accenture plc. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of Accenture plc is prohibited if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of Accenture plc and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action
Under the Irish Takeover Rules, the Board of Directors of Accenture plc is not permitted to take any action that might frustrate an offer for the Accenture plc shares once Accenture plc’s Board of Directors has received an approach that may lead to an offer or has reason to believe an offer is imminent, except as noted below. Potentially frustrating actions such as (a) the issue of shares, options or convertible securities, (b) material disposals, (c) entering into contracts other than in the ordinary course of business or (d) any action, other than seeking alternative offers, that may result in frustration of an offer, are prohibited during the course of an offer or at any time during which Accenture plc’s Board of Directors has reason to believe an offer is imminent. Exceptions to this prohibition are available where:

(a)	the action is approved by Accenture plc’s shareholders at a general meeting; or

(b)	with the consent of the Irish Takeover Panel where:

(i)	the Irish Takeover Panel is satisfied the action would not constitute a frustrating action;

(ii)	the holders of more than 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

(iii)	in accordance with a contract entered into prior to the announcement of the offer; or

(iv)	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.
Corporate Governance
The articles of association of Accenture plc allocate authority over the management of Accenture plc to the Board of Directors. The Board of Directors of Accenture plc may then delegate management of Accenture plc to committees of the Board of Directors, executives or to a management team, but regardless, the directors will remain responsible, as a matter of Irish law, for the proper management of the business and affairs of Accenture plc. Accenture plc’s Board of Directors includes an Audit Committee, a Compensation Committee, a Finance Committee and a Nominating & Governance Committee. Accenture plc’s Board of Directors has also adopted Corporate Governance Guidelines. Accenture plc’s Board of Directors may create new committees or change the responsibilities of existing committees from time to time, subject to applicable law.
The directors of Accenture plc have certain statutory and fiduciary duties owed to the company. The principal directors’ duties include the fiduciary duties of good faith acting honestly and responsibly and exercising due care and skill.
The articles of association of Accenture plc provide that a director, in taking action, including an action that may involve or relate to a change in control or potential change of control of Accenture plc, may, but is not required to, consider, among other things, the effects that the action may have on other interests or persons, including Accenture Leadership, retired Accenture Leadership and employees and the communities in which Accenture does business, as long as the director acts honestly and in good faith with a view to Accenture plc’s best interests.
Accenture plc’s Board of Directors has adopted resolutions providing, among other things, that:

(a)
Accenture’s directors and officers will occupy a fiduciary relationship with Accenture plc and its shareholders and these directors and officers, in performing their duties, will act in good faith in a manner that a director or officer believes to be in Accenture plc’s best interest and in the best interest of Accenture plc’s shareholders, as that standard of care is interpreted by the courts;

(b)
Accenture’s shareholders may bring derivative proceedings on behalf of Accenture plc, if those derivative proceedings are brought on a basis and under the terms set forth in the Model Business Corporation Act as it is interpreted by, or required by, the courts; and

(c)	Accenture plc will consent to the jurisdiction, for any otherwise available cause of action by or on behalf of its shareholders, of all Delaware state courts and U.S. federal courts in Delaware.
Notwithstanding the passing of these resolutions, all substantive and procedural requirements of Irish law would have to be satisfied for any derivative proceedings or other legal actions to be brought in Ireland by a shareholder against Accenture plc or any of its directors or officers. In addition, there can be no assurance that Irish courts or courts in other jurisdictions would enforce court judgments obtained in the United States against Accenture plc or its directors in Ireland or in other countries where Accenture plc has assets.
Shareholder Suits
In Ireland, the decision to institute proceedings is generally taken by a company’s board of directors who will usually be empowered to manage the company’s business. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of Accenture plc. In deciding whether a minority shareholder may be permitted to bring a derivative action, an Irish court will consider whether, unless the action is brought, a wrong committed against Accenture plc would otherwise go un-redressed.
The shareholders of Accenture plc may also bring proceedings against Accenture plc where the affairs of Accenture plc are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. Oppression connotes conduct which is burdensome, harsh or wrong. The conduct must relate to the internal management of Accenture plc. This is an Irish statutory remedy and the court can grant any order it sees fit, usually providing for the purchase or transfer of the shares of any shareholder.
Duration; Dissolution; Rights upon Liquidation
Accenture plc’s duration is unlimited. Accenture plc may be dissolved at any time by way of either a voluntary winding up or a creditors’ voluntary winding up. In the case of a voluntary winding up, approval is required by (a) the Board of Directors of Accenture plc by a resolution passed with the approval of a majority of those directors then in office and eligible to vote on that resolution and (b) a special resolution of shareholders. Accenture plc may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office (the official public registry for companies in Ireland) as an enforcement measure where Accenture plc has failed to file certain returns. The Director of Corporate Enforcement in Ireland may also seek to have Accenture plc wound-up where the affairs of Accenture plc have been investigated by an inspector and it appears from the report or any information obtained by the Director of Corporate Enforcement that Accenture plc should be wound-up.
The rights of the shareholders to a return of Accenture plc’s assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in Accenture plc’s articles of association or the terms of any preferred shares issued by the directors of Accenture plc from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of Accenture plc. If the articles of association contain no specific provisions in respect of a dissolution or winding up then, subject to the priorities of any creditors, the assets will be distributed to shareholders in proportion to the paid-up nominal value of the shares held. Accenture plc’s articles provide that Class A ordinary shareholders of Accenture plc are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholders to participate under the terms of any series or class of preferred shares. Neither Class X ordinary shareholders of Accenture plc nor Accenture plc as the holder of all ordinary shares with a nominal value of €1 per share are entitled to participate in a winding up.
Uncertificated Shares
Holders of Accenture plc ordinary shares will not have the right to require Accenture plc to issue certificates for their shares. Accenture plc currently intends to issue only uncertificated ordinary shares unless certificated shares are required by any stock exchange, a recognized depository, any operator of any clearance, settlement system or law.
No Sinking Fund
The ordinary shares have no sinking fund provisions.
No Liability for Further Calls or Assessments
All issued and outstanding ordinary shares are duly and validly issued, fully paid and non-assessable.
Transfer and Registration of Shares
Accenture plc’s share register is maintained by its transfer agent. Registration in this share register will be determinative of membership in Accenture plc. A shareholder of Accenture plc who holds shares beneficially will not be the holder of record of such shares. Instead, the depository (for example, Cede & Co., as nominee for The Depository Trust Company) or other nominee will be the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in Accenture plc’s official share register, as the depository or other nominee will remain the record holder of such shares.
A written instrument of transfer is required under Irish law in order to register on Accenture plc’s official share register any transfer of shares (a) from a person who holds such shares directly to any other person, (b) from a person who holds such shares beneficially to a person who holds such shares directly, or (c) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer also is required for a shareholder who directly holds shares to transfer those shares into his, her or its own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on Accenture plc’s official Irish share register.
Accenture plc does not intend to pay any stamp duty. However, Accenture plc’s articles of association allow Accenture plc, in its absolute discretion, to pay any stamp duty payable by a buyer. In the event of any such payment, Accenture plc may (a) seek reimbursement from the transferee (at Accenture plc’s discretion), (b) set-off the amount of the stamp duty against future dividends payable to the transferee (at Accenture plc’s discretion), and (c) impose a lien against the Accenture plc Class A ordinary shares on which it has paid stamp duty. Any transfer of Accenture plc Class A ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is executed by or on behalf of the seller, is duly stamped and is provided to Accenture plc’s transfer agent.
Accenture plc Class X ordinary shares are not transferable by their holders, unless the Class X ordinary shareholder has received the prior written consent of Accenture plc to the proposed transfer to the proposed transferee.
The directors of Accenture plc have general discretion to decline to register an instrument of transfer unless the transfer is in respect of one class of share only or, as in the case of Class X ordinary shares, such transfer would violate the terms of an agreement to which Accenture plc or any of its subsidiaries and the transferor are subject.
Enforcement of Civil Liabilities Against Foreign Persons
Accenture plc has been advised by its Irish counsel that a judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Ireland. There is no treaty between Ireland and the United States providing for the reciprocal enforcement of foreign judgments. The following requirements must be met before the foreign judgment will be deemed to be enforceable in Ireland:

•	The judgment must be for a definite sum;

•	The judgment must be final and conclusive; and

•	The judgment must be provided by a court of competent jurisdiction.
An Irish court will also exercise its right to refuse enforcement if the foreign judgment was obtained by fraud, if the judgment violated Irish public policy, if the judgment is in breach of natural justice or if it is irreconcilable with an earlier foreign judgment.